August 29, 2017

United States

Securities and Exchange Commission

100 F Street

Mailstop 3561

Washington, DC 20549

Re:	The Greater Cannabis Company, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 25, 2017
File No. 333-218854

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, The Greater Cannabis Company, Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on August 31, 2017, or as soon thereafter as practicable.

We acknowledge the following:

●	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Sincerely,

/s/ Wayne Anderson
Name:	Wayne Anderson
Title:	President

Cc: John T. Root, Jr.

244 2nd Ave N, Suite 9	Phone 727-482-1505
St. Petersburg, FL 33701	E-Mail info@greatercannabiscompany.com